November 1, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: David Humphrey

Re:	UFood Restaurant Group, Inc. (the “Company”)
Form 10-K for the Year Ended December 27, 2009
File No. 333-136167
Dear Mr. Humphrey:
This correspondence is in response to your letter to Ms. Norton, dated October 14, 2010 regarding the Form 10-K for the year ended December 27, 2009. The responses set forth below correspond to the numbered paragraphs of your comment letter.
1.
We have reviewed our disclosures within the MD&A and our intension has always been to provide valuable and transparent information to our investors and readers of our fillings. We believe have provided adequate information in most of the items. However, we understand the need to add details to the General & Administrative Expenses which had significant changes. The revised disclosure reads as follows:

General and administrative expenses for the year ended December 27, 2009, decreased by $3,089,196, or 45.5%, to $3,696,425 from $6,785,620 for the year ended December 28, 2008. The decrease in general and administrative expenses for the year ended December 27, 2009, compared to the same period in the prior year is primarily due to reduction in personnel costs, investor and public relations, legal, training and travel expenses. The variance for each major category is as follows:
•
The personnel related costs decrease was $871,412 and is comprised of $358,245 of payroll expenses due to the reduction of corporate staff headcount, and $513,167 for stock base compensation, as a result of the immediate vesting of stock options granted to Officers and employees of the company during 2008. We decided to reduce our corporate staff due to the change in our store opening and development schedule.

•
Also, general and administrative expenses for the year ended December 27, 2009 include $82,819 of investor and public relations expenses in 2009 compared to $1,475,108 for the year ended December 28, 2008. The decline of $1,392,289 was primarily due to the fact that in May 2008, we commenced a corporate awareness campaign in the investment community. In connection with this campaign, we entered into service agreements with a number of investors’ relations and public relations firms, under which we issued shares and warrants for their services and some expenses were paid with cash.

•
The year-over-year decrease of legal expenses of $597,653 was primarily due to legal expenses incurred during 2008 to pay the settlement of a dispute with a former franchisee and the legal cost associated with the mechanic’s liens in connection with the build-out of premises, which the original contractor failed to pay the subcontractors.

•
The decrease in training and travel expenses was primarily due to a 2008 study of different markets across the country in order to develop site selection criteria and the understanding of the local market through the United States.

The general and administrative expenses as a percentage of total revenues, decreased to 67.8% of total revenues for the year ended December 27, 2009, from 116.5% of total revenues for the year ended December 28, 2008.

2.
We will amend the “Liquidity and Capital Resources” section of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” to include the following paragraphs, immediately following the “Credit Agreement with TD Banknorth, N.A.” sub-section:

Senior Secured Convertible Debentures
On March 19, 2009, the Company sold 8% Senior Secured Convertible Debentures (the Debentures) to investors in the principal amount of $3,315,000 and issued warrants (the 2009 Warrants and, collectively with the Debentures, the Securities) to purchase 12,750,000 shares of our Common Stock to such investors in connection with first closing of our private placement of securities (the 2009 Offering). On April 20, 2009, the Company sold an additional $2,559,000 of Debentures in connection with the final closing of its private offering to accredited investors. The total gross proceeds of both closings are $5,874,000 of Debentures. Those Debentures are convertible into 45,184,615 shares of common stock of the Company, and are convertible at the rate of $0.13 per share, the potential common shares from the assumed conversion of the debentures and exercise of warrants related to this transaction were exclude from the calculation of diluted net loss per share for the year ended December 27, 2009 because their inclusion would have been anti-dilutive. The Debentures bear interest at a rate of 8% per annum, payable quarterly and are due three years from the date they are issued. In addition, each investor will receive 5-year detachable warrants to purchase a number of shares of Common Stock equal to 50% of the shares underlying the Investor’s Debenture. Subject to certain conditions, the Company has the right to pay interest on the Debentures in either cash or shares of Common Stock, or in a combination of cash and Common Stock. After the one year anniversary of the first closing of the 2009 Offering, the Company has the right to redeem the Debentures at a 20% premium, subject to certain conditions. Subject to certain conditions, the Company has the right to force conversion of the Debentures into shares of Common Stock. The Company has filed a registration statement with the Securities and Exchange Commission covering all shares of Common Stock issuable upon conversion of the Debentures and/or exercise of the 2009 Warrants.
The Company paid Garden State Securities, Inc., the placement agent retained in connection with the 2009 Offering (the 2009 Placement Agent), (i) a commission of 10% of the aggregate subscription amount of the Securities sold in the 2009 Offering, plus (ii) $50,000 for its legal fees and expenses, plus (iii) a non-accountable expense allowance equal to 3% of the aggregate subscription amount of the Securities sold in the 2009 Offering. In addition, the 2009 Placement Agent (or its assigns) received warrants (the 2009 Placement Agent Warrants) to purchase a number of shares of Common Stock equal to twenty percent (20%) of the maximum number of shares of Common Stock underlying the Debentures and 2009 Warrants sold in the 2009 Offering. As a result of the foregoing, the 2009 Placement Agent was paid a commission of $587,400 plus a non-accountable expense allowance of $176,220 and received warrants to purchase 5,100,000 shares of Common Stock for March 2009 first closing, and 3,936,923 for April 2009 second and final closing in connection with the 2009 Offering. The terms of these warrants were similar to those of the 2009 Warrants.
In conjunction with the Debentures and the 2009 Warrants, the Company recorded a debt discount of $3,130,200 associated with a beneficial conversion feature on the debt, which is being accreted using the effective interest method over the three year term of the debentures. For the twelve months ended December 27, 2009, the Company recorded interest expense of $310,201 in connection with the debt discount on the warrants and the beneficial conversion feature. Of the $3,130,200 in debt discount, $571,200 has an effective interest rate of 15.18%, and $2,559,000 has an effective interest rate of 82.97%. The Company has undergone additional financing in order to fund future working capital requirements.
The unamortized issuance costs of $ 750,915 associated with this Debentures, have been included in deferred financing costs in other assets, and which are being amortized over the life of the related debt. Amortization expense related to these costs was $266,176 for the year ended December 27, 2009, which is included in interest expense.
We will also add the following sentence to the “2009 warrants” section of financial statement footnote #5, “Long-Term Debt”:
Of the $3,130,200 in debt discount, $571,200 has an effective interest rate of 15.18%, and $2,559,000 has an effective interest rate of 82.97%.

3.
On March 19 and April 20, 2009, the Company sold an aggregate of $5,874,000 of its 8% Senior Secured Convertible Debentures in a private offering. Those Debentures are convertible into 45,184,615 shares of common stock of the Company, and are convertible at the rate of $0.13 per share. The Debentures have features described below that originated debt discount.

		DEBT DISCOUNT			COMMON STOCK		WARRANTS ISSUED
	Debenture		Detachable		Conversion	Market			Placement
Date	Amount	BCF	Warrant	TOTAL	Price	closing price	Fair Value (1)	Investors	Agent	Total

3/19/2009	$3,315,000	$285,600	$285,600	$571,200	$0.13	$0.12	$0.016	12,750,000	5,100,000	17,850,000
4/20/2009	$2,559,000	$1,279,500	$1,279,500	$2,559,000	$0.13	$0.22	$0.112	9,842,308	3,936,923	13,779,231

	$5,874,000	$1,565,100	$1,565,100	$3,130,200				22,592,308	9,036,923	31,629,231

(1)	We retained Trenwith Group, LLC to provide the valuation of the warrants issued in connection with this transaction.
Debt Discounts Associated with Warrants issued in Connection with Debt:
The Company notes that the warrants issued to the purchasers in connection with the convertible debt are detachable. As such, in accordance with ASC No. 470-20 [Prior Authoritative Guidance: APB No. 14, Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants] (ASC 470-20)”, the warrants must be valued and accounted for separately. The Company concluded that based upon the conversion features of the warrants, it should be recorded as Debt discount (with an offset to APIC) as of the dates of the issuance, with no subsequent accounting required. As such, The Company calculated Fair Value of the issued warrants as follows:

	Gross Fair Value	Gross Fair Value
	3/19/2009	4/20/2009

Debt	3,315,000	2,559,000
Fair Value of Warrants issued	285,600	1,543,274

Allocated Fair Value of Debt	3,029,400	1,015,726

The Company notes that the debt discount should be accreted to interest expense over the life of the underlying debt using the effective interest rate method.
Calculation of the Beneficial Conversion Feature (BCF) associated with the Convertible Debt:
Per ASC 470-20 [Prior Authoritative Guidance: EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios] (ASC 470-20), beneficial conversion features are present and must be accounted for when entities issue convertible debt securities with a non-detachable conversion feature that is in the money at the commitment date. Under the terms of the debentures agreements, the “Debenture shall be convertible, in whole or in part, into shares of Common Stock at the option of the Holder, at any time after one year” Additionally, the conversion price in effect on any conversion date shall be equal to $0.13

	3/19/2009	4/20/2009

Allocated Fair Value of Debt	$3,029,400	$1,015,726
No. of shares debt is convertible	25,500,000	19,684,615

Accounting Conversion Price (“ACP”)	$0.1188	$0.0516

Intrinsic BCF per share	$0.0112	$0.0784
(ACP — conversion price)

Debt Discount	$285,600	$1,543,274

Warrant fair value	$285,600	$1,543,274

Total	$571,200	$3,086,548	*

*
The task force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument. In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.

We computed the interest expense of $310,200 based upon the 1st and 2nd financing closing components, utilizing the attached effective interest amortization tables (Exhibits 1 and 2, respectively).
4.
We will update our “Critical Accounting Policies” disclosure section of the MD&A, and also expand the disclosure in financial statement footnote 5, “Long-Term Debt”, as appropriate, based upon the aforementioned comments.

More specifically, we have included a description of outstanding share-lending arrangements on our own stock, noting that the Company has undergone additional financing in order to fund future working capital requirements through the issuance of an aggregate of $5,874,000 of its 8% Senior Secured Convertible Debentures in a private offering on March 19 and April 20, 2009.
The share-lending arrangements were exclude from the calculation of earnings per share, since the $0.13 conversion price is “out of the money” in relation to the Company’s approximately $0.07 common stock price at year-end, there are no dilutive impacts to consider in relation to reported earnings per share figures for the periods noted.
In relation to the classification of issuance costs associated with the share-lending arrangement on the balance sheet date, we have disclosed deferred financing costs as representing costs paid to third parties in order to obtain long-term financing, which we have included in other assets, and which are being amortized over the life of the related debt. Regarding the amount of interest cost recognized relating to the amortization of issuance costs associated with the share-lending arrangement for the reporting period; we have noted this to be $266,176 for the year ended December 27, 2009, which is included in interest expense.
In summary, we have reviewed and revised our 10-K disclosures, as appropriate, to ensure they are in accordance with ASC 470-20-50. See below for the revised version of our footnote No. 5 of the Financial Statements:
Senior Secured Convertible Debentures
On March 19, 2009, the Company sold 8% Senior Secured Convertible Debentures (the Debentures) to investors in the principal amount of $3,315,000 and issued warrants (the 2009 Warrants and, collectively with the Debentures, the Securities) to purchase 12,750,000 shares of our Common Stock to such investors in connection with first closing of our private placement of securities (the 2009 Offering). On April 20, 2009, the Company sold an additional $2,559,000 of Debentures in connection with the final closing of its private offering to accredited investors. The total gross proceeds of both closings are $5,874,000 of Debentures. Those Debentures are convertible into 45,184,615 shares of common stock of the Company, and are convertible at the rate of $0.13 per share, the potential common shares from the assumed conversion of the debentures and exercise of warrants related to this transaction were exclude from the calculation of diluted net loss per share for the year ended December 27, 2009 because their inclusion would have been anti-dilutive. The Debentures bear interest at a rate of 8% per annum, payable quarterly and are due three years from the date they are issued. In addition, each investor will receive 5-year detachable warrants to purchase a number of shares of Common Stock equal to 50% of the shares underlying the Investor’s Debenture. Subject to certain conditions, the Company has the right to pay interest on the Debentures in either cash or shares of Common Stock, or in a combination of cash and Common Stock. After the one year anniversary of the first closing of the 2009 Offering, the Company has the right to redeem the Debentures at a 20% premium, subject to certain conditions. Subject to certain conditions, the Company has the right to force conversion of the Debentures into shares of Common Stock. The Company has filed a registration statement with the Securities and Exchange Commission covering all shares of Common Stock issuable upon conversion of the Debentures and/or exercise of the 2009 Warrants.
The Company paid Garden State Securities, Inc., the placement agent retained in connection with the 2009 Offering (the 2009 Placement Agent), (i) a commission of 10% of the aggregate subscription amount of the Securities sold in the 2009 Offering, plus (ii) $50,000 for its legal fees and expenses, plus (iii) a non-accountable expense allowance equal to 3% of the aggregate subscription amount of the Securities sold in the 2009 Offering. In addition, the 2009 Placement Agent (or its assigns) received warrants (the 2009 Placement Agent Warrants) to purchase a number of shares of Common Stock equal to twenty percent (20%) of the maximum number of shares of Common Stock underlying the Debentures and 2009 Warrants sold in the 2009 Offering. As a result of the foregoing, the 2009 Placement Agent was paid a commission of $587,400 plus a non-accountable expense allowance of $176,220 and received warrants to purchase 5,100,000 shares of Common Stock for March 2009 first closing, and 3,936,923 for April 2009 second and final closing in connection with the 2009 Offering. The terms of these warrants were similar to those of the 2009 Warrants.

In conjunction with the Debentures and the 2009 Warrants, the Company recorded a debt discount of $3,130,200 associated with a beneficial conversion feature on the debt, which is being accreted using the effective interest method over the three year term of the debentures. For the twelve months ended December 27, 2009, the Company recorded interest expense of $310,201 in connection with the debt discount on the warrants and the beneficial conversion feature. Of the $3,130,200 in debt discount, $571,200 has an effective interest rate of 15.18%, and $2,559,000 has an effective interest rate of 82.97%. The Company has undergone additional financing in order to fund future working capital requirements.
The unamortized issuance costs of $ 750,915 associated with this Debentures, have been included in deferred financing costs in other assets, and which are being amortized over the life of the related debt. Amortization expense related to these costs was $266,176 for the year ended December 27, 2009, which is included in interest expense.
5.
We created a table to address all the details of each stock issuance by year. The reason that the line item titled “Stock issued for marketing and promotional services” in 2009 does not include any balances in common stock is because there were not new stock issuances only the vested shares and warrants per the agreements with the various Investor Relations firms. We will add a general discussion about our agreements with the Investor Relations firms during 2008 in Footnote No. 9 of our Financial Statements.

2008
		Shares	Vesting	Vesting
Date		Quantity	Shares	Warrants	APIC	Price	Method of valuation	Expenses	Financial Statements (Discussion)
01/21/08	George Naddaff	3,846			$4,996	$1.299	Market price	G&A -Commissions	Foot Note No.11 Commitments and Contigencies/ Employment Agreements
03/15/08	George Naddaff	43,689			$44,956	$1.029	Market price	G&A -Commissions	Foot Note No.11 Commitments and Contigencies/ Employment Agreements
05/27/08	George Naddaff	2,702			$4,997	$1.849	Market price	G&A -Commissions	Foot Note No.11 Commitments and Contigencies/ Employment Agreements
09/10/08	Charles Yelen and McDermoth	6,095			$34	$0.006	NA/NQLs exercise	G&A -Consulting

		56,332			$54,984

04/09/08	Marketbyte	200,000			$-200		Issuance of stock certificate
04/09/08	TGR	200,000			$-200		Issuance of stock certificate
04/09/08	New Century	250,000			$-250		Issuance of stock certificate
05/21/08	New Century		10,417		$18,229	$1.750	Market price	G&A -Investor Relations
06/21/08	New Century		10,417		$14,896	$1.430	Market price	G&A -Investor Relations
07/21/08	New Century		10,417		$13,333	$1.280	Market price	G&A -Investor Relations
08/21/08	New Century		10,417		$14,583	$1.400	Market price	G&A -Investor Relations
09/21/08	New Century		10,417		$7,708	$0.740	Market price	G&A -Investor Relations
10/21/08	New Century		10,417		$4,375	$0.420	Market price	G&A -Investor Relations
11/21/08	New Century		10,417		$3,539	$0.340	Market price	G&A -Investor Relations
12/21/08	New Century		10,417		$3,229	$0.310	Market price	G&A -Investor Relations
05/21/08	New Century			114,583	$111,506	$0.973	Black-Scholes Calculation	G&A -Investor Relations
06/21/08	New Century			114,583	$81,055	$0.707	Black-Scholes Calculation	G&A -Investor Relations
07/21/08	New Century			114,583	$67,510	$0.589	Black-Scholes Calculation	G&A -Investor Relations
08/21/08	New Century			114,583	$78,303	$0.683	Black-Scholes Calculation	G&A -Investor Relations
09/21/08	New Century			114,583	$24,936	$0.218	Black-Scholes Calculation	G&A -Investor Relations
10/21/08	New Century			114,583	$7,365	$0.064	Black-Scholes Calculation	G&A -Investor Relations
11/21/08	New Century			114,583	$2,292	$0.020	Black-Scholes Calculation	G&A -Investor Relations
12/21/08	New Century			114,583	$1,418	$0.012	Black-Scholes Calculation	G&A -Investor Relations
04/09/08	Starazagora	75,000			$-75		Issuance of stock certificate	G&A -Investor Relations
06/13/08	George Foreman		304,702		$563,698	$1.850	Market price	Marketing -Promotional Ex	Foot Note No. 7 Capital Stock
06/29/08	Aviatech	15,000			$13,260	$0.880	Black-Scholes Calculation	G&A -Investor Relations

		740,000	388,038	916,664	$1,030,710	$13.667

2009
			Vesting	Vesting
Date		Shares	Shares	Warrants	APIC	Price	Method of valuation	Expenses	Financial Statements (Discussion)
04/01/09	Debentures	35,272			$8,606	$0.245	Market price @ 03/31/2009	Interest expense	Foot Note No. 5 Long-Term Debt
07/01/09	Debentures	518,720			$95,445	$0.185	Market price @ 06/30/2009	Interest expense	Foot Note No. 5 Long-Term Debt
10/01/09	Debentures	960,796			$104,727	$0.110	Market price @ 09/30/2009	Interest expense	Foot Note No. 5 Long-Term Debt
01/01/10	Debentures	1,467,883			$104,218	$0.072	Market price @ 12/31/2009	Interest expense	Foot Note No. 5 Long-Term Debt

		2,982,671			$312,995

11/01/09	George Naddaff	50,000			$4,950	$0.099	Market price	G&A -Commissions	Foot Note No.11 Commitments and Contigencies/ Employment Agreements
12/19/09	George Naddaff	32,895			$2,467	$0.075	Market price	G&A -Commissions	Foot Note No.11 Commitments and Contigencies/ Employment Agreements

		82,895			$7,417

01/01/09	Marketbyte		100,000		$21,000	$0.210	Market price	G&A -Investor Relations
03/29/09	Marketbyte		100,000		$12,000	$0.120	Market price	G&A -Investor Relations
01/01/09	Marketbyte			41,666	$452	$0.011	Black-Scholes Calculation	G&A -Investor Relations
03/29/09	Marketbyte			41,666	$53	$0.001	Black-Scholes Calculation	G&A -Investor Relations
01/01/09	TGR		100,000		$21,000	$0.210	Market price	G&A -Investor Relations
03/29/09	TGR		100,000		$12,000	$0.120	Market price	G&A -Investor Relations
01/01/09	TGR			41,666	$452	$0.011	Black-Scholes Calculation	G&A -Investor Relations
03/29/09	TGR			41,666	$53	$0.001	Black-Scholes Calculation	G&A -Investor Relations
01/21/09	New Century		10,417		$1,667	$0.160	Market price	G&A -Investor Relations
02/21/09	New Century		10,417		$1,979	$0.190	Market price	G&A -Investor Relations
03/21/09	New Century		10,417		$2,083	$0.200	Market price	G&A -Investor Relations
04/21/09	New Century		10,417		$2,500	$0.240	Market price	G&A -Investor Relations
05/21/09	New Century		10,417		$2,083	$0.200	Market price	G&A -Investor Relations
06/21/09	New Century		10,417		$2,083	$0.200	Market price	G&A -Investor Relations
07/21/09	New Century		10,417		$1,667	$0.160	Market price	G&A -Investor Relations
08/21/09	New Century		10,417		$1,146	$0.110	Market price	G&A -Investor Relations
09/21/09	New Century		10,417		$1,198	$0.115	Market price	G&A -Investor Relations
10/21/09	New Century		10,417		$1,042	$0.100	Market price	G&A -Investor Relations
11/21/09	New Century		10,417		$833	$0.080	Market price	G&A -Investor Relations
12/21/09	New Century		10,417		$781	$0.075	Market price	G&A -Investor Relations
01/21/09	New Century			114,583	$361	$0.003	Black-Scholes Calculation	G&A -Investor Relations
02/21/09	New Century			114,583	$1	$0.000	Black-Scholes Calculation	G&A -Investor Relations
03/21/09	New Century			114,583	$631	$0.006	Black-Scholes Calculation	G&A -Investor Relations
04/21/09	New Century			114,583	$741	$0.006	Black-Scholes Calculation	G&A -Investor Relations
05/21/09	New Century			114,583	$1,290	$0.011	Black-Scholes Calculation	G&A -Investor Relations
06/21/09	New Century			114,583	$95	$0.001	Black-Scholes Calculation	G&A -Investor Relations
07/21/09	New Century			114,583	$4	$0.000	Black-Scholes Calculation	G&A -Investor Relations
08/21/09	New Century			114,583	$4	$0.000	Black-Scholes Calculation	G&A -Investor Relations
09/21/09	New Century			114,583	$31	$0.000	Black-Scholes Calculation	G&A -Investor Relations
10/21/09	New Century			114,583	$92	$0.001	Black-Scholes Calculation	G&A -Investor Relations
11/21/09	New Century			114,583	$1	$0.000	Black-Scholes Calculation	G&A -Investor Relations
12/21/09	New Century			114,584	$1	$0.000	Black-Scholes Calculation	G&A -Investor Relations
12/31/08	Starazagora		37,500		$7,875	$0.210	Market price	G&A -Investor Relations
03/19/09	Starazagora		37,500		$4,500	$0.120	Market price	G&A -Investor Relations
03/17/09	Hank Smith		100,000		$15,000	$0.150	Market price	G&A -Consulting
03/17/09	FC Dadson		75,000		$11,250	$0.150	Market price	G&A -Consulting
06/12/09	George Foreman		152,351		$30,470	$0.200	Market price	Marketing -Promotional Ex	Foot Note No. 7 Capital Stock

					$158,421

6.	We will amend the “Income Taxes” Footnote No. 9 of our Financial Statements to read as follows:
Income Taxes
On January 1, 2007, the Company adopted the provisions of ASC 740, Income Taxes which requires that the impact of tax positions taken by the Company be recognized in the financial statements if they are more likely than not of being sustained based upon the technical merits of the position. The Company has a valuation allowance against the full amount of its net deferred taxes. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The implementation of ASC 740 had no impact on the Company’s financial statements due to the valuation allowances that have historically been provided against all deferred tax assets.

No provision for current income taxes has been recorded for 2009 and 2008 due to the Company’s cumulative net losses. Significant components of deferred tax assets are net operating loss carryforwards; start-up costs and organizational costs capitalized for tax purposes, and deferred revenue. Significant components of deferred tax liabilities are depreciation of property and equipment. The net deferred tax assets are fully reserved by a valuation allowance due to the uncertainty of realizing the tax benefit of the deferred tax assets.
Net deferred tax assets (liabilities) at December 27, 2009 and December 28, 2008 are as follows:

	2009	2008
Deferred Taxes	Federal	Federal

Net Fixed Assets	543,000	518,000
Net Intangible Assets	255,000	315,000
Deferred Revenues	54,000	238,000
Bad Debt Reserve	29,000	20,000
Deferred Rent	94,000	77,000
Option Expenses on NQ’s	279,000	256,000
Net Operating Loss Carryforwards	7,939,000	6,756,000
Other	8,000	12,000

Total	9,201,000	8,192,000

Deferred Taxes	State	State

Net Fixed Assets	100,000	96,000
Net Intangible Assets	47,000	58,000
Deferred Revenues	10,000	44,000
Bad Debt Reserve	5,000	4,000
Deferred Rent	17,000	14,000
Option Expenses on NQ’s	51,000	47,000
Net Operating Loss Carryforwards	1,437,000	1,230,000
Other	1,000	2,000

Total	1,668,000	1,495,000

Total Deferred Taxes	10,869,000	9,687,000
Valuation Allowance	(10,869,000)	(9,687,000)

Total Deferred Taxes	—	—

The components of income tax benefit (expense) are as follows:

	2009	2008
Federal
Deferred
Net operating loss carryforward	$1,183,000	$2,370,000
Other	(175,000)	899,000

	1,008,000	3,269,000

State
Deferred
Net operating loss carryforward	207,000	424,000
Other	(31,000)	166,000

	176,000	590,000

Tax benefit before adjustment to valuation allowance	1,184,000	3,859,000
Adjustment to valuation allowance	(1,184,000)	(3,859,000)

Net tax benefit	$—	$—

The Company’s effective income tax rate differs from the federal statutory income tax rate as follows for the fiscal years ended December 27, 2009 and December 28, 2008.

	2009	2008

Federal tax provision rate	34%	34%
State tax provision, net of federal provision	6%	6%
Change in valuation allowance	(40%)	(40%)

	—	—

Management has evaluated the evidence bearing upon the realization of its deferred tax assets and has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. As a result, management has recorded a full valuation allowance. If the Company should generate sustained future taxable income against which these tax attributes might be applied, some portion or all of the valuation allowance would be reversed.
The Company’s income tax returns have not been audited by the Internal Revenue Service (IRS) or any state taxing authority. The years 2006 through 2009 remain open to examination by the IRS and state taxing authority. The Company believes it is not subject to any tax exposure beyond the preceding discussion. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date ASC 740 was adopted, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the years ended December 27, 2009 and December 28, 2008
Federal and state net operating loss carryforwards expire in 2027 and 2012, respectively. Ownership changes, as defined in Section 382 of the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that may be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.
7.
Regarding UFood’s financial statement disclosure controls and procedures, the CEO and CFO concluded that they are functioning effectively, including consideration of the identified matters. More specifically, management has the following controls and procedures in place, and functioning effectively:

•
UFood conducts a weekly management staff meeting, which includes all critical members of management, where pertinent and critical accounting and financial reporting matters are discussed, including those relating to disclosures, contracts, litigation, significant transactions, etc.

•	UFood’s CFO completes a disclosure checklist in relation to its SEC filings to help to ensure properly stated and complete financial statements and disclosures.
•	UFood leverages an outsourced solution provider for assistance on complex accounting and financial reporting matters.
•	UFood’s finance and accounting department leverages various review and approval procedures on financial statement deliverables, to help safeguard quality of output.
Accordingly, we will revise the “Evaluation of Controls and Procedures” section of Item 9A. “Controls and Procedures” as follows:
Evaluation of Disclosure Controls and Procedures.
We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries is made known to the officers who certify our financial reports and to other members of management and the Board of Directors. Based on their evaluations as of December 27, 2009, our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

8.
Regarding UFood’s indication that our internal controls over financial reporting are not effective, due to our continued inability to perform sufficient testing over internal controls over financial reporting, we believe that, despite our current lack of sufficient testing of internal controls, we have implemented various financial reporting controls and procedures to mitigate the risk of material misstatements.

The Company has implemented controls associated with the review of financial information and related financial statements that are designed to augment the existing control environment and mitigate risks associated with the Company’s lack of internal control testing. Such reviews are conducted by the Audit Committee, the Board of Directors and management, and include procedures such as analysis of the financial statements compared to budget and prior year results, and reviews of the acquisition approval process for major purchases and expenses. Accordingly, we have revised the “Management’s annual report on internal control over financial reporting” section of Item 9A. “Controls and Procedures” as follows:
Management’s annual report on internal control over financial reporting.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.
Management, with the participation of our principal executive officer and principal financial officer, is required to evaluate the effectiveness of our internal controls over financial reporting as of December 27, 2009 based on the criteria for effective internal control over financial reporting established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that our internal controls over financial reporting were not effective as of December 27, 2009 and that a material weakness existed and continues to exist due to our inability to perform sufficient testing of internal controls over financial reporting following the reverse merger on December 18, 2007. Contributing factors to our internal control deficiency are the Company’s small size and its lack of sufficient resources to perform testing of internal controls within the prescribed timeframes. Despite management’s current continued inability to perform sufficient testing of internal controls, we have various financial statement disclosure controls and procedures in place, which, in our belief, are operating and functioning effectively. As defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 5, a material weakness is a significant control deficiency or a combination of significant control deficiencies that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management continues to monitor and assess the controls to ensure compliance.
The Company has implemented controls associated with the review of financial information and related financial statements that are designed to augment the existing control environment and mitigate risks associated with the Company’s lack of internal control testing. Such reviews are conducted by the Audit Committee, the Board of Directors and management, and include procedures such as analysis of the financial statements compared to budget and prior year results, and reviews of the acquisition approval process for major purchases and expenses.
Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
This annual report does not include an attestation report of our registered independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered independent public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
Changes in internal control over financial reporting.
There were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filling. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me if you have further questions.
Sincerely,
Irma Norton
CFO

EXHIBIT 1 — Amortization Table — 1st Closing

Ufood Restaurant Group, Inc.
Discount Amortization

8.0%	Stated rate
15.18%	Calculated yield to maturity (i.e., Effective interest rate)	3 Year Maturity from Date of Issuance
AMORTIZATION SCHEDULE — Effective interest on: $ 571,200

		Unamortized		Stated Interest	Discount
Date	Principal	Discount	Carrying value	Expense	Amortization	Total expense	Effective rate
Beginning-3/19/2009	3,315,000	(571,200)	2,743,800
2 3/31/2009	3,315,000	(566,319)	2,748,681	8,555	4,881	13,436	15.18%
3 4/30/2009	3,315,000	(553,647)	2,761,353	22,100	12,672	34,772	15.18%
4 5/31/2009	3,315,000	(540,815)	2,774,185	22,100	12,832	34,932	15.18%
5 6/30/2009	3,315,000	(527,820)	2,787,180	22,100	12,995	35,095	15.18%
6 7/31/2009	3,315,000	(514,661)	2,800,339	22,100	13,159	35,259	15.18%
7 8/31/2009	3,315,000	(501,336)	2,813,664	22,100	13,325	35,425	15.18%
8 9/30/2009	3,315,000	(487,842)	2,827,158	22,100	13,494	35,594	15.18%
9 10/31/2009	3,315,000	(474,177)	2,840,823	22,100	13,665	35,765	15.18%
10 11/30/2009	3,315,000	(460,340)	2,854,660	22,100	13,837	35,937	15.18%
11 12/31/2009	3,315,000	(446,327)	2,868,673	22,100	14,013	36,113	15.18%

2009 Totals				207,455	124,873	332,328

12 1/31/2010	3,315,000	(432,137)	2,882,863	22,100	14,190	36,290	15.18%
13 2/28/2010	3,315,000	(417,768)	2,897,232	22,100	14,369	36,469	15.18%
14 3/31/2010	3,315,000	(403,217)	2,911,783	22,100	14,551	36,651	15.18%
15 4/30/2010	3,315,000	(388,482)	2,926,518	22,100	14,735	36,835	15.18%
16 5/31/2010	3,315,000	(373,560)	2,941,440	22,100	14,922	37,022	15.18%
17 6/30/2010	3,315,000	(358,450)	2,956,550	22,100	15,110	37,210	15.18%
18 7/31/2010	3,315,000	(343,148)	2,971,852	22,100	15,301	37,401	15.18%
19 8/31/2010	3,315,000	(327,653)	2,987,347	22,100	15,495	37,595	15.18%
20 9/30/2010	3,315,000	(311,962)	3,003,038	22,100	15,691	37,791	15.18%
21 10/31/2010	3,315,000	(296,073)	3,018,927	22,100	15,890	37,990	15.18%
22 11/30/2010	3,315,000	(279,982)	3,035,018	22,100	16,091	38,191	15.18%
23 12/31/2010	3,315,000	(263,688)	3,051,312	22,100	16,294	38,394	15.18%

2010 Totals				265,200	182,639	447,839

24 1/31/2011	3,315,000	(247,188)	3,067,812	22,100	16,500	38,600	15.18%
25 2/28/2011	3,315,000	(230,479)	3,084,521	22,100	16,709	38,809	15.18%
26 3/31/2011	3,315,000	(213,558)	3,101,442	22,100	16,920	39,020	15.18%
27 4/30/2011	3,315,000	(196,424)	3,118,576	22,100	17,134	39,234	15.18%
28 5/31/2011	3,315,000	(179,073)	3,135,927	22,100	17,351	39,451	15.18%
29 6/30/2011	3,315,000	(161,502)	3,153,498	22,100	17,571	39,671	15.18%
30 7/31/2011	3,315,000	(143,709)	3,171,291	22,100	17,793	39,893	15.18%
31 8/31/2011	3,315,000	(125,691)	3,189,309	22,100	18,018	40,118	15.18%
32 9/30/2011	3,315,000	(107,445)	3,207,555	22,100	18,246	40,346	15.18%
33 10/31/2011	3,315,000	(88,968)	3,226,032	22,100	18,477	40,577	15.18%
34 11/30/2011	3,315,000	(70,258)	3,244,742	22,100	18,711	40,811	15.18%
35 12/31/2011	3,315,000	(51,311)	3,263,689	22,100	18,947	41,047	15.18%

2011 Totals				265,200	212,377	477,577

24 1/31/2011	3,315,000	(32,124)	3,282,876	22,100	19,187	41,287	15.18%
25 2/28/2011	3,315,000	(12,694)	3,302,306	22,100	19,430	41,530	15.18%
26 3/20/2011	3,315,000	(0)	3,315,000	14,258	12,694	26,952	15.18%

2012 Totals				58,458	51,310	109,768

Grand Totals				796,313	571,200	1,367,513

					$0 s/b $0

EXHIBIT 2 — Amortization Table — 2nd Closing

Ufood Restaurant Group, Inc.
Discount Amortization	Note: 4/4/5 Schedule impact immaterial to amortization schedule.

8.0%	Stated rate
82.97%	Calculated yield to maturity (i.e., Effective interest rate)	3 Year Maturity from Date of Issuance
AMORTIZATION SCHEDULE — Effective interest on: $ 3,086,548

		Unamortized		Stated Interest	Discount
Date	Principal	Discount	Carrying value	Expense	Amortization	Total expense	Effective rate
Beginning-4/20/2009	2,559,000	(2,559,000)	0
0 4/30/2009	2,559,000	(2,552,412)	6,588	(6,588)	6,588	—	#DIV/0!
1 5/31/2009	2,559,000	(2,534,936)	24,064	(17,020)	17,475	456	82.97%
2 6/30/2009	2,559,000	(2,516,253)	42,747	(17,020)	18,684	1,664	82.97%
3 7/31/2009	2,559,000	(2,496,278)	62,722	(17,020)	19,975	2,956	82.97%
4 8/31/2009	2,559,000	(2,474,921)	84,079	(17,020)	21,357	4,337	82.97%
5 9/30/2009	2,559,000	(2,452,088)	106,912	(17,020)	22,833	5,813	82.97%
6 10/31/2009	2,559,000	(2,427,676)	131,324	(17,020)	24,412	7,392	82.97%
7 11/30/2009	2,559,000	(2,401,576)	157,424	(17,020)	26,100	9,080	82.97%
8 12/31/2009	2,559,000	(2,373,672)	185,328	(17,020)	27,904	10,885	82.97%

2009 Totals				(142,746)	185,328	42,582

9 1/31/2010	2,559,000	(2,343,838)	215,162	(17,020)	29,834	12,814	82.97%
10 2/28/2010	2,559,000	(2,311,942)	247,058	(17,020)	31,896	14,877	82.97%
11 3/31/2010	2,559,000	(2,277,840)	281,160	(17,020)	34,102	17,082	82.97%
12 4/30/2010	2,559,000	(2,241,380)	317,620	(17,020)	36,460	19,440	82.97%
13 5/31/2010	2,559,000	(2,202,399)	356,601	(17,020)	38,981	21,961	82.97%
14 6/30/2010	2,559,000	(2,160,724)	398,276	(17,020)	41,676	24,656	82.97%
15 7/31/2010	2,559,000	(2,116,166)	442,834	(17,020)	44,557	27,538	82.97%
16 8/31/2010	2,559,000	(2,068,528)	490,472	(17,020)	47,638	30,618	82.97%
17 9/30/2010	2,559,000	(2,017,596)	541,404	(17,020)	50,932	33,912	82.97%
18 10/31/2010	2,559,000	(1,963,142)	595,858	(17,020)	54,454	37,434	82.97%
19 11/30/2010	2,559,000	(1,904,924)	654,076	(17,020)	58,219	41,199	82.97%
20 12/31/2010	2,559,000	(1,842,680)	716,320	(17,020)	62,244	45,224	82.97%

2010 Totals				(204,237)	530,992	326,755

21 1/31/2011	2,559,000	(1,776,132)	782,868	(17,020)	66,548	49,528	82.97%
22 2/28/2011	2,559,000	(1,704,983)	854,017	(17,020)	71,149	54,129	82.97%
23 3/31/2011	2,559,000	(1,628,915)	930,085	(17,020)	76,068	59,049	82.97%
24 4/30/2011	2,559,000	(1,547,587)	1,011,413	(17,020)	81,328	64,308	82.97%
25 5/31/2011	2,559,000	(1,460,636)	1,098,364	(17,020)	86,951	69,931	82.97%
26 6/30/2011	2,559,000	(1,367,673)	1,191,327	(17,020)	92,963	75,943	82.97%
27 7/31/2011	2,559,000	(1,268,283)	1,290,717	(17,020)	99,391	82,371	82.97%
28 8/31/2011	2,559,000	(1,162,020)	1,396,980	(17,020)	106,263	89,243	82.97%
29 9/30/2011	2,559,000	(1,048,410)	1,510,590	(17,020)	113,610	96,590	82.97%
30 10/31/2011	2,559,000	(926,945)	1,632,055	(17,020)	121,465	104,445	82.97%
31 11/30/2011	2,559,000	(797,081)	1,761,919	(17,020)	129,863	112,844	82.97%
32 12/31/2011	2,559,000	(658,239)	1,900,761	(17,020)	138,843	121,823	82.97%

2011 Totals				(204,237)	1,184,441	980,204

33 1/31/2011	2,559,000	(509,797)	2,049,203	(17,020)	148,442	131,423	82.97%
34 2/28/2011	2,559,000	(351,091)	2,207,909	(17,020)	158,706	141,686	82.97%
35 3/31/2011	2,559,000	(181,411)	2,377,589	(17,020)	169,679	152,660	82.97%
36 4/21/2011	2,559,000	0	2,559,000	(17,020)	181,411	164,392	82.97%

2012 Totals				(68,079)	658,239	425,768

Grand Totals				-619,299	2,559,000	1,775,310